

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

<u>Via E-mail</u>
William B. Wylie
President
Kleangas Energy Technologies, Inc.
8110 Ulmerton Rd.
Largo, FL 33771

>   **Re: Kleangas Energy Technologies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 5, 2012**
>   **File No. 333-185280**

Dear Mr. Wylie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure on page 4 that you are no longer a shell company due to the August 2012 merger. However, based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no assets excluding cash, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

2. Please revise to provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus per Item 502(b) of Regulation S-K.

3. We note that due to the limited trading of your securities on the Pink Sheets, you are unable to identify a recent market price or market on which the shares will be sold as required by Item 501(b)(3) of Regulation S-K. As such, please include a fixed price at which the securities will be offered by the selling stockholders. Please also revise the fee table on the cover page, the offering price disclosure on page 5 and the plan of distribution on page 25 accordingly.

Prospectus Summary, page 3

4. The introductory paragraph refers to the Florida subsidiary as Kleangas Enterprises, Inc. while Note 1 to the financial statements states that the Delaware parent company and the Florida subsidiary have the same name, Kleangas Energy Technologies, Inc. Please revise and revise the applicable defined terms. Also, there are instances where 'we' is used to refer solely to the Delaware parent company. Please clarify these references throughout the document.

5. Your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

6. Please disclose your losses in recent periods, your monthly "burn rate," your current cash balance, the month you will run out of funds without the addition of capital, and an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds in this section.

7. Please disclose that you have pledged the shares of your subsidiary and unless you are able to repay the related promissory note, the company may end up with no assets or operations.

8. Please revise here, in the business section and elsewhere, as appropriate, to clarify that your initial business will be that of a reseller of GHT's oxy-hydrogen systems pursuant to a private label agreement. Please also disclose the current state of development of your own products.

9. Please disclose, as stated on page 26, that you intend to have your common stock quoted on the OTCBB.

Our History, page 3

10. With a view to enhancing disclosure, please tell us the nature of the business conducted by Redmond Capital Corp. when you purchased the company and discuss whether there were any operations between January 2008 and August 2012. Also, please explain to us what you mean by you "acquired Redmond through a conversion under Delaware law."

11. There is a reference to Mr. Renschler being elected as Mutual's president, secretary and sole director. Please tell us what Mutual is and why this is relevant.

12. There are multiple references throughout the document to the company's inception or commencement of operations (and in one place incorporation) on May 10, 2012. However, this section states that the company was incorporated on January 8, 2008 and had no operations immediately prior to the merger that occurred on August 15, 2012. Please revise here and throughout the document, including in MD&A, to clarify that the registrant was incorporated on January 8, 2008 and the accountant acquirer, not the registrant, was incorporated on May 10, 2012. In doing so, please explain that the history of the company dates back to January 8, 2008, while the financial statements and related disclosure only date back to May 10, 2012.

13. It is unclear why you use the defined term "Reverse Merger" to describe the reverse stock split that occurred in August 2008. Please revise accordingly.

14. In this section, you state that you completed a private placement with four investors for 316,500,000 shares of common stock for a total price of $25,000. However, there are 11 selling stockholders in the Selling Stockholders table on page 24 selling the same number of shares for the same price. Please revise.

Risk Factors, page 6

15. Because your two employees are your sole directors, they will determine their compensation, and there may not be funds available to grow your business. Please add a risk factor for this risk or tell us why it is not necessary.

Our inability to generate sufficient cash flows…, page 6

16. Disclose the period of time that available cash can sustain current operations and how you will fund operations for the next 12 months.

Because we expect to incur net losses…, page 7

17. Please revise this risk factor to quantify the amount of losses you may incur given your expected burn rate.

In order to grow…, page 8

18. This risk factor states that the company will require capital of approximately $1.5 million in the next 12 months, but the Liquidity and Capital Resources section on page 35 states that the company will need $1.3 million to fund its operations for the next 12 months. Please revise.

Our insurance may not be sufficient, page 9

19. We note that you cannot be certain that any insurance coverage that you maintain will be sufficient to cover possible claims. Revise to disclose whether you currently maintain any insurance coverage related to your business and how having insufficient insurance coverage would affect your business. Also, it appears that the second paragraph in this risk factor belongs with a different risk factor. Please revise.

Because we became a company whose shares are publicly traded by means of a "reverse merger"…, page 18

20. Please explain to us to what reverse merger you are referring.

The Provisions of the Jobs Act have reduced the information that we are required to disclose…, page 22

21. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
   - Disclose on your prospectus cover page that you are an emerging growth company.
   - Revise your current disclosure to state your election under Section 107(b) of the JOBS Act:
     o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Selling Stockholders, page 24

22. Please indicate the nature of any position, office, or other material relationship which the selling stockholders have had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Description of Business, page 29

23. Please revise this section significantly to provide investors with details regarding the costs and timelines you face in reaching your goals. Additionally, please clarify when

you expect to generate revenue.

24. Please discuss what steps you have taken to develop your business since the accounting acquirer was incorporated in May 2012. We note that you have entered into a private label agreement to resell GHT's products. Please discuss what you have done to develop your own products, including a specific discussion of the types of products you are developing and what types of vehicles they are compatible with. In addition, you state on page 29 that you have not manufactured any product in commercial quantities and on page 35 that you have developed your products and prepared to manufacture and sell them. Please discuss what you have developed and manufactured to date.

25. In the risk factors, you indicate that some of your intellectual property may be patented or have a patent pending. If so, please disclose that fact in this section and quantify the costs to complete and/or maintain patent registration.

Sales Plan, page 30

26. Please clarify whether the discussions with prospective fleet customers and plan to sell 300 units relate to your products or GHT's products. To the extent they relate to GHT's products, please revise all references to the systems and technology as yours.

Private Label Agreement, page 31

27. Please disclose the term of the agreement with GHT. Please also describe whether you intend to maintain an inventory of units or if you will wait to purchase units until you have negotiated an agreement to resell to a customer. In addition, please disclose if you have made any sales to date.

28. Please describe the "Mark" and "Titan" series products in greater detail. Please discuss, for example, how many different products this covers and the types of vehicles that you will target for each.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 35

29. Please revise to disclose how long you can continue to operate with your existing resources. Please also discuss your specific plans for acquiring $1.3 million in funding and whether you have had any success to date.

30. Please disclose here that you raised $25,000 in a private placement and used the proceeds to pay Mr. Astrom pursuant to the merger agreement.

Directors, Executive Officers…, page 39

31. On the signature page, Mr. Wylie is listed as the acting principal accounting officer. If that is correct, please add that title to the positions shown for him on this page and include such title in his biography.

32. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director on a director-by-director basis. Refer to Item 401(e)(1) of Regulation S-K.

33. Please revise the biographies to make it clear as to which positions the officers hold with each of the Delaware parent company and the Florida subsidiary.

Exchange Transaction, page 41

34. Please discuss the details of the pledge agreement in this section.

Involvement in Certain Legal Proceedings, page 41

35. Please delete the knowledge qualifier.

Executive Compensation/Compensation Analysis, page 42

36. Please disclose the amount of compensation you have paid to each of your named executive officers to date in 2012. Please also revise your disclosure in the Liquidity and Capital Resources section on page 35 to address how you intend to meet your obligations under these employment agreements given your current financial condition and access to capital.

Security Ownership of Certain Beneficial Owners and Management, page 43

37. Please delete the knowledge qualifier in the second to last sentence of the introductory paragraph.

Report of Independent Registered Public Accounting Firm, page 49

38. Please revise the first paragraph of the report of the independent public accounting firm to refer to the correct inception date of May 10, 2012 as indicated in the Company's financial statements.

Signatures, page II-7

39. Please revise the signature page to include the exact language set forth on the signature page of Form S-1.

40. Please revise the signature page to include the signature of your principal executive officer. To the extent Mr. Wylie is also your principal executive officer and a director, please revise to clarify.

Exhibit 10.3 – Exchange Agreement

41. Please insert the conformed signature for the second signature block of the Exchange Agreement.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

42. Please include a currently dated consent of the independent registered public accounting firm in the next amendment as required by Item 601(b)(23) of Regulation S-K. Please note that consents should be dated within 30 days from filing date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
        Barry J. Miller, Esq.